# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grab Holdings Ltd, CIK 0001855612
CUSIP: G4124C109
Title of class of securities: Class A ordinary shares, par value $0.000001 per share
Address of issuer's principal executive offices: 3 Media Close, #01-03/06, Singapore, Singapore (U0), 138498
Date of event which requires filing of this statement: 07/06/2026
Amends the filing with accession number 0001552781-24-000295
Filed by CIK 0001543151
Persons authorized to receive notices and communications: Elizabeth Coleman, c/o Uber Technologies, Inc., 1725 3rd Street, San Francisco, California (CA), 94158, 415-612-8582

## Reporting persons
- Uber Technologies, Inc. (CIK 0001543151): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 535,902,982; shared voting power 0; sole dispositive power 535,902,982; shared dispositive power 0; aggregate amount beneficially owned 535,902,982 (13.5% of the class)
  Comment: Note for Lines (7), (9), and (11) - Consists of 535,902,982 Class A ordinary shares, par value $0.000001 per share, of Grab Holdings Limited.
  Note for Line (13) - The percent of class beneficially owned by the Reporting Person was calculated assuming 3,972,725,983 Class A ordinary shares issued and outstanding as of January 31, 2026, as described in the Issuer's report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2026. Represents approximately 5.5% of the voting power of the common shares of the Issuer as a result of the 127,755,800 Class B ordinary shares issued and outstanding as of January 31, 2026, as described in the Issuer's report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.000001 per share
Name of issuer: Grab Holdings Ltd
Address of issuer's principal executive offices: 3 Media Close, #01-03/06, Singapore, Singapore (U0), 138498

## Item 2. Identity and Background
Name of person filing: No change.
Residence or business address: No change.
Present principal occupation or employment: No change.
Criminal convictions in the last five years: No change.
Civil proceedings (securities laws) in the last five years: No change.
Citizenship: The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No change.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

On July 6, 2026, the Issuer announced that Dara Khosrowshahi, the Reporting Person's Chief Executive Officer, stepped down from the Issuer's board of directors (the "Board"), effective July 6, 2026. Following Mr. Khosrowshahi's resignation from the Board, the Reporting Person is not currently engaging in discussions with management of the Issuer, the Board, other shareholders of the Issuer or other relevant parties concerning the business, operations, board composition, management, strategy or control, or future plans of the Issuer that would reasonably be expected to result in any of the matters set forth in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 535,902,982 Class A ordinary shares, which represent approximately 13.5% of the outstanding Class A ordinary shares as of January 31, 2026. The percent of class A ordinary shares beneficially owned by the Reporting Person was calculated based on the 3,972,725,983 Class A ordinary shares issued and outstanding as of January 31, 2026, as described in the Issuer's report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2026. None of the persons named in Schedule I beneficially own any shares Class A ordinary shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and sole dispositive power over an aggregate of 535,902,982 Class A ordinary shares. The Reporting Person's shares of Class A Common Stock represent approximately 5.5% of the voting power of Issuer's outstanding capital stock as of January 31, 2026.
Transactions in the class effected during the past sixty days: Except as otherwise reported herein, the Reporting Person and, to the best knowledge of the Reporting Person, the directors and executive officers of the Reporting Person have not effected any other transactions in the shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No change.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX-99.1 - Schedule I

## Signatures
- Uber Technologies, Inc.: /s/ Elizabeth Coleman, Vice President, Deputy General Counsel and Deputy Corporate Secretary (07/08/2026)